

Mail Stop 3561

October 31, 2017

Mr. Fernando Suárez
Chief Financial Officer
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, Mexico City 01210

> **Re: Controladora Vuela Compañía de Aviación, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-36059**

Dear Mr. Suárez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure